Nexa Reports Third Quarter 2023 Exploration Results

Luxembourg, October 23, 2023 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or the “Company”) is pleased to provide today the drilling and assay results from the third quarter of 2023. This document contains forward-looking statements.

Summary

Nexa’s drilling strategy for 2023 is focused on near-mine expansion brownfield and infill drilling, including Aripuanã, which is in the ramp-up stage. Additional exploratory drilling is also planned for greenfield projects with a favorable perspective.

We invested in our exploration program a total amount of US$24.1 million cumulatively for the 9M23 period, with US$9.6 million invested in 3Q23. This represents 74% of the US$32.6 million projected for the year, our initial budget was US$35.2 million. The difference between the initially budgeted investment amount and the revised amount projected for 2023 is explained by a review undertaken to our mineral exploration guidance in light of the challenging backdrop of lower LME metal prices. As previously released, in order to accommodate the revised level of investment, we have postponed the start of drilling at Hilarión from June 2023 to 3Q23, and drilling at Florida Canyon has been postponed to 4Q23, compared to our previous estimate of a start in 3Q23. Furthermore, some areas of other regional exploration projects were deprioritized. Our initial plan envisaged 97,290 meters of drilling and, after the review mentioned above, our target for this year was reduced to 88,196 meters. Despite this review and in accordance with the meterage forecast monitored monthly, we performed in line with what was initially projected for 3Q23.

At the end of 3Q23, 215,238 meters of cumulative drilling production was carried out, including 69,614 meters of exploratory drilling and 145,624 meters of mining infill drilling. Total exploratory drilling carried out in 3Q23 was 28,573 meters, including 16,790 meters drilled in Peru, 8,896 meters in Brazil, and the remaining 2,887 meters in Namibia. Exploratory drilling scheduled for 4Q23 includes 14,507 meters in Peru with twelve rigs, 2,075 meters in Brazil with four rigs, and 2,000 meters in Namibia with two rigs, totaling 18,582 meters.

Commenting on the report, Jones Belther, Senior Vice President of Mineral Exploration & Business Development, said: “Our brownfield exploration programs have progressed as planned and the results are confirming our expectations of extending the life of mine of our current operations. Drilling results at Cerro Lindo confirmed the extent of mineralization at depth in Orebody 8, with an intercept of 11.5 meters grading 2.87% Zn, 0.34% Pb, 0.12% Cu and 8.16 g/t Ag. At Aripuanã, the Babaçu exploration infill drilling confirmed thick and high-grade intercepts such as 21.1 meters with 11.56% Zn, 5.08% Pb, 0.18% Cu, 50.24 g/ t Ag and 0.21 g/t Au, 4.8 meters with 21.59% Zn, 13.25% Pb, 0.07% Cu, 453.32 g/t Ag and 0.28 g/t Au, and 10.9 meters with 14.00% Zn, 4.51% Pb, 0.04% Cu, 130.08 g/t Ag and 0.16 g/t Au. All drilled holes feature multiple mineralized intervals with high polymetallic content. At the Pasco complex, the Integración orebody continues to be expanded in depth in holes at multiple intersections, such as 3.2 meters with 10.59% Zn, 0.18% Pb, 0.26% Cu, 43.79 g/t Ag and 0.39 g/t Au, and 6.6 meters with 9.43% Zn, 1.02% Pb, 0.12% Cu, 32.77 g/t Ag and 0.08 g/t Au”.

Exploration Report – 3Q23

Cerro Lindo

In 3Q23, the exploration program continued to focus on the extensions of known ore bodies to the southeast of Cerro Lindo, and on the Pucasalla target, 4.5 km to the northwest of the mine, and started drilling tests at the Patahuasi Millay target, located 500 meters to the northwest of Cerro Lindo mine. There are currently five operating drill rigs.

During the period, a total of 7,769 meters of exploration drilling and 18,027 meters of mining infill drilling were carried out, totaling 22,336 meters and 43,877 meters in 9M23, respectively.

During 3Q23, our focus was on expanding the mineralization of Orebody 8, as well as identifying new mineralized zones in the Pucasalla target and its extensions. Drilling results confirmed the extent of mineralization at depth in Orebody 8, with an intercept of 11.5 meters grading 2.87% Zn, 0.34% Pb, 0.12% Cu, 8.16 g/t Ag and 0.03 g/t Au in hole PECLD06984. Another target that we started drilling in the period was Patahuasi Millay, its hole has not yet been completed and, therefore, the results will be presented in the next quarter.

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

388000
390000
392000
394000
8558000
8556000
8554000
N
PECLD06912
PUCASALLA ESTE
PECLD06889
PUCASALLA
PECLD06979
PUCASALLA SUR
PECLD07032
PECLD06935
PECLD07043
CERRO LINDO
B
OB9
PECLD06984
OB8
A
0
1 km
2023 drilling program
Surface drilling
Underground drilling
Mineralization

2

Exploration Report – 3Q23

A
SW
B
NE
Orebody 9
Orebody 8
1800m
1500m
1200m
1800m
1500m
1200m
11.5m @ 2.87% Zn + 0.34% Pb + 0.12% Cu + 8.16g/t Ag
PECLD07043
PECLD06984
200 m
Dacite flows
Intrusive
Mineralization

In 4Q23, we will continue drilling inside the mine, at Orebody 8, drilling to the southeast and deepening, and drilling at Patahuasi Millay target, where the first drilling identified areas with the presence of sphalerite. At surface, we will continue to drill the Pucasalla target to the southeast and the Pucasalla East target. A total of 5,837 meters of drilling with four rigs is planned for 4Q23.

Vazante

The brownfield exploration at Vazante aims to expand existing mineralized zones and explore new areas to define new mineralized zones near the mine. In 3Q23, 1,429 meters of exploratory drilling were completed in the Extremo Norte and Sucuri areas, and at the Vazante Sul target with two rigs, totaling 7,198 meters in 9M23. An additional 10,843 meters of mining infill drilling was carried out with three rigs at the Vazante mine, totaling 29,066 meters in 9M23.

The Vazante brownfiled drilling program focused on two main fronts: near mine drilling with the objective of expanding the mineralization of known ore bodies (Extremo Norte and Sucuri Norte) and the regional drilling program that seeks the continuity of the Vazante hydrothermal breccia in its southern extension.

Drill holes from the near mine drilling program identified the continuity of mineralization, both at the Extremo Norte and Sucuri Norte targets, as evidenced by the results found in hole BRVZEND000058 intercepting 2.2 meters with 15.29% Zn and 0.21% Pb (Extremo Norte) and the underground hole MVZMV420P13875D25 (Sucuri) which intercepted three mineralized zones: 2.5 meters with 9.60% Zn and 0.22% Pb, 3.9 meters with 5.09% Zn and 0.16% Pb and 2.7 meters with 10.51% Zn and 0.12% Pb.

3

Exploration Report – 3Q23

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

280000
320000
8040000
8000000
7960000
N
Vazante Norte
Vazante mine
Paralelo
Vazante
Mata Preta
Vazante Sul
Sungen
0
10 km
Vazante mine
Other targets
306000
308000
8018000
8016000
Varginha Norte
BRBVZEND000065
BRBVZEND000064
Extremo Norte
A
MVZMV420P13875D25
Sucuri
A'
BRBVZMVD000020
0
1 km
2023 drilling
Planned holes
Underground completed
Surface completed
Mineralization

4

Exploration Report – 3Q23

A
A'
750m
750m
Sucuri
MVZMV420P13875D25
0m
0m
2.5m @ 9.60% Zn + 0.22% Pb + 7.00g/t Ag
And
3.9m @ 5.09% Zn + 0.16% Pb + 2.09g/t Ag
And
2.7m @ 10.51% Zn + 0.12% Pb + 3.29g/t Ag
500m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Pink dolomite
Phyllite/ marl
Grey dolomite
Black phyllite

In 4Q23, 275 meters of surface drilling is planned with one rig with the objective of seeking the continuity of the Vazante fault and identifying mineralization south of the mine, in order to complete the drilling program at the Vazante Sul target.

Aripuanã

The Aripuanã exploration strategy focuses on upgrading the Mineral Resources at the Babaçu deposit and expanding our Mineral Reserves.

During 3Q23, a total of 7,467 meters of exploration infill drilling and 12,881 meters of mining infill drilling were executed, totaling 19,599 meters of exploration drilling and 31,384 meters of mining infill in 9M23.

The high production of the five rigs in operation contributed to the completion of more than 1,000 meters than was initially scheduled.

The results intercepted by drill holes throughout 3Q23 show that we are in line with the proposal to expand Mineral Reserves, with emphasis on hole BRAPD000187 intercepting 21.1 meters with 11.56% Zn, 5.08% Pb, 0.18% Cu, 50.24 g/ t Ag and 0.21 g/t Au, and drill hole BRAPD000215 intercepting 4.8 meters with 21.59% Zn, 13.25% Pb, 0.07% Cu, 453.32 g/t Ag and 0.28 g/t Au, and hole BRAPD000196, which intercepted 10.9 meters with 14.00% Zn, 4.51% Pb, 0.04% Cu, 130.08 g/t Ag and 0.16 g/t Au. All drilled holes have multiple mineralized intervals with high polymetallic content, as shown in the table below.

5

Exploration Report – 3Q23

Note: Intervals with assays not reported here have no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or assay results are pending. True widths of the mineralized intervals are unknown at this time. PAR refers to pending assay results.

6

Exploration Report – 3Q23

Volcano-sedimentary rocks
Felsic volcanic rocks
Granite
Arpa
Arex
Link
Ambrex
H
F
D
B
Babaçu
G
E
C
A
Massaranduba
Historical drilling
2022 and 2023 Babaçu
3Q23 Babaçu
Proven + Probable Reserves
Measured + Indicated Resources
Inferred Resources
Other Exploration Targets
1 km

A
B
BRAPD000185
200m
0m
-200m
-400m
-600m
7.7m @ 10.68% Zn + 4.73% Pb + 191.53 g/t Ag
15.3m @ 12.43% Zn + 7.87% Pb + 141.60 g/t Ag
Including:
4.2m @ 17.08% Zn + 9.30% Pb + 200.28 g/t Ag
9.0m @ 4.16% Zn + 0.15% Pb
Babaçu SE
19.2m @ 3.91% Zn + 2.30% Pb + 92.92 g/t Ag
6.9m @ 2.88% Cu + 55.36 g/t Ag + 1.57 g/t Au
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks
200m

7

Exploration Report – 3Q23

C
D
BRAPD000215
BRAPD000219
200m
200m
0m
0m
-200m
-200m
-400m
-400m
-600m
4.8m @ 21.59% Zn + 13.25% Pb + 453.32 g/t Ag
9.2m @ 9.24% Zn + 3.04% Pb + 78.28 g/t Ag
15.2m @ 11.90% Zn + 8.20% Pb + 151.08 g/t Ag
Including:
4.5m @ 18.67% Zn + 12.94% Pb + 176.04 g/t Ag
Ambrex
4.9m @ 1.34% Zn + 7.96% Pb + 289.35 g/t Ag
6.5m @ 3.50% Zn + 0.69% Pb
24.1m @ 7.41% Zn + 3.52% Pb + 64.29 g/t Ag
Babaçu NW
200m
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

E
F
BRAPD000217
BRAPD000216
200m
0m
-200m
-400m
-600m
200m
0m
-200m
-400m
13.9m @ 4.84% Zn + 3.05% Pb + 127.95 g/t Ag
12.0m @ 9.14% Zn + 3.88% Pb + 128.60 g/t Ag
7.8m @ 5.52% Zn + 0.47% Pb
11.5m @ 8.76% Zn + 3.58% Pb + 57.30 g/t Ag
24.2m @ 7.32% Zn + 3.52% Pb + 45.37 g/t Ag
13.3m @ 3.05% Zn + 1.00% Pb + 40.09 g/t Ag
8.2m @ 3.28% Zn + 1.13% Pb + 0.83% Cu + 100.14 g/t Ag
7.5m @ 7.33% Zn + 2.06% Pb + 186.10 g/t Ag + 0.79 g/t Au
Ambrex
Babaçu NW
16.1m @ 4.95% Zn + 3.62% Pb + 74.29 g/t Ag
8.0m @ 2.74% Zn + 3.31% Pb + 74.00 g/t Ag + 0.57 g/t Au
16.1m @ 0.96% Cu + 0.53 g/t Au
4.0m @ 2.48% Cu + 79.21 g/t Ag + 1.28 g/t Au
19.2m @ 6.39% Zn + 2.33% Pb
14.1m @ 6.77% Zn + 2.60% Pb + 42.89 g/t Ag
15.9m @ 5.05% Zn + 1.37% Pb + 35.56 g/t Ag
21.9m @ 6.59% Zn + 1.61% Pb + 45.75 g/t Ag
17.3m @ 5.55% Zn + 2.51% Pb + 42.34 g/t Ag
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

8

Exploration Report – 3Q23

G
H
200m
0m
-200m
-400m
-600m
200m
0m
-200m
-400m
BRAPD000187
BRAPD000189
Ambrex
Babaçu NW
200m
4.0m @ 1.63% Zn + 3.09% Pb + 102.86 g/t Ag
4.0m @ 4.45% Zn + 1.20% Pb + 56.26 g/t Ag
10.7m @ 6.55% Zn + 1.77% Pb + 111.18 g/t Ag + 0.65 g/t Au
4.0m @ 2.46% Zn + 0.90% Pb
6.5m @ 2.46% Zn + 2.24% Pb + 52.50 g/t Ag
8.3m @ 14.92% Zn + 5.50% Pb + 115.38 g/t Ag
10.6m @ 8.30% Zn + 1.92% Pb
10.5m @ 4.89% Zn + 1.80% Pb + 45.90 g/t Ag
4.2m @ 6.54% Zn + 0.90% Pb + 33.34 g/t Ag
6.3m @ 4.99% Zn + 1.67% Pb
14.4m @ 7.74% Zn + 2.92% Pb + 108.70 g/t Ag + 0.47 g/t Au
16.0m @ 5.05% Zn + 1.66% Pb + 31.17 g/t Ag
23.7m @ 3.70% Zn + 2.08% Pb + 44.37 g/t Ag
21.1m @ 11.56% Zn + 5.08% Pb + 50.24 g/t Ag + 0.21 g/t Au
17.1m @ 0.88% Cu + 0.65 g/t Au
Volcano-sedimentary rocks
Hydrothermal Zone
Stratabound mineralization
Stringer mineralization
Felsic volcanic rocks

In 4Q23, we will focus on completing an exploratory infill drilling program totaling 1,800 meters with three rigs for the reclassification of Inferred Mineral Resources to Indicated Mineral Resources at the Babaçu deposit and to support our goal of increasing the mine's Mineral Reserves.

El Porvenir

The exploration drilling strategy at El Porvenir continues to focus on extending existing satellite mineralized bodies along with the strike and at depth. In 3Q23, 1,879 meters of exploratory underground drilling was carried out with one rig and 9,903 meters of mining infill drilling, totaling 7,982 meters and 34,441 meters in 9M23, respectively.

The drilling program, which focused on the extension of known mineralization at the Integración body, had only 800 meters scheduled for this quarter, but due to the positive results arising out of this last program, it was extended, scheduling a further 2,400 meters divided between 3Q23 and 4Q23.

We continue drilling the Integración body from the 3300 level and results intercepted during 3Q23 confirmed the extent of mineralization with high metallic content, as evidenced in hole PEEPD02613 with multiple intercepts: 3.2 meters with 10.59% Zn, 0.18% Pb, 0.26% Cu, 43.79 g/t Ag and 0.39 g/t Au, and 6.6 meters with 9.43% Zn, 1.02% Pb, 0.12% Cu, 32.77 g/t Ag and 0.08 g/t Au, in addition to other results presented in the main intersections table below.

9

Exploration Report – 3Q23

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

366000
367000
368000
369000
N
8831000
8830000
8829000
8828000
8827000
8826000
V27
OB13
OB23
CNE
Anita
San Gerardo open pit
OB10
OB17
B
Prvs
A
A'
B'
Integración
Atacocha
El Porvenir
CN3
V1204
Boc +80
Exito
Pique Picasso
Progreso
VAM
P2SW
Porvenir
Sur
Sara
Mineralization
Claim limit
2023 underground drilling
1Km

10

Exploration Report – 3Q23

A
A´
3400m
3200m
3000m
2800m
2600m
3400m
3200m
3.2m @
10.59% Zn + 0.18% Pb + 0.26% Cu +
43.79 g/t Ag + 0.39 g/t Au
5.1m @
2.07% Zn + 1.77% Pb + 0.09% Cu +
71.11 g/t Ag + 0.26 g/t Au
6,0m @
5.42% Zn + 0.18% Pb + 0.66% Cu +
33.80 g/t Ag + 0.26 g/t Au
6.6m @
9.43% Zn + 1.02% Pb + 0.12% Cu +
32.77 g/t Ag + 0.08 g/t Au
3.2m @
1.60% Zn + 3.63% Pb + 0.27% Cu +
129.67 g/t Ag + 0.05 g/t Au
Mineralization
Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Chert
Limestone
PEEPD02613
0
200 m

B
B´
5.9m @
1.19% Zn + 0.72% Pb + 0.13% Cu +
131.73 g/t Ag + 0.03g/t Au
10.5m @
5.30% Zn + 3.47% Pb + 0.48% Cu +
100.90 g/t Ag + 0.14 g/t Au
3.2m @
0.23% Zn + 0.30% Pb + 0.06% Cu +
229.42 g/t Ag + 0.14 g/t Au
3.8m @
2.57% Zn + 2.46% Pb + 0.12% Cu +
78.73 g/t Ag + 0.22 g/t Au
3200m
3000m
2800m
2600m
2400m
PEEPD02648
PEEPD02674
0
200 m
Mineralization
Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Limestone

11

Exploration Report – 3Q23

In 4Q23, we are scheduled to carry out 1,200 meters of drilling with one rig to complete the El Porvenir brownfield drilling program at the Integración target, aiming to expand mineralization in the lower zones of the mine.

Atacocha

Due to community protests, the drilling program planned for 3Q23 was not carried out, drilling will resume in 4Q23, but only with 1,000 meters with one rig at the Asunción and Chercher ore bodies.

366750
367000
367250
367500
367750
8830500
8830250
8830000
8829750
N
Norte orebody
Chercher orebody
Cuerpo orebody
Asuncion orebody
Fault system 13
Fault 1
A
A'
San Gerardo open pit
Orebody 17
Claudia orebody
0
250m
2023 drilling program
2023 planned holes
2023 completed holes
Mineralization

Morro Agudo

In 3Q23, 1,818 meters of mining infill drilling was carried out in the underground mine at Morro Agudo, totaling 4,959 meters in 9M23. No exploratory drilling was carried out in the Morro Agudo/Bonsucesso areas.

Hilarión

The 2023 exploration drilling program started in 3Q23 totaling 2,448 meters with two rigs at the El Padrino and Chaupijanca Norte targets. Drilling began at the Chaupijanca Norte target, completing the PEHILD000060 drill hole with the objective of exploring the continuity of the Hilarión Oeste mineralization in the Southeast trend, intercepting a 4.4-meter vein with 4.85% Zn, 2.25% Pb, 0.13 % Cu, 33.10 g/t Ag and 0.01 g/t Au, and other intercepts shown in the main intersections table. In September, drilling began at the El Padrino target, with the aim of finding areas with higher Cu content. The PEPADD000001 drillhole intercepted mineralized zones of Skarn and porphyry, respectively, with the presence of marmatite and galena, a stockwork zone of veins of quartz-pyrite, molybdenite and chalcopyrite and at greater depth an intrusive quartz monzonite with a porphyritic texture. We drilled more meters than planned, anticipating production with the use of two drill rigs.

12

Exploration Report – 3Q23

Note: Intervals with assays not reported here have no consistent samples > 2.0% Zinc + Lead or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

276000
278000
280000
282000
284000
8898000
8896000
8894000
8892000
N
PEPADD000001
EUREKA II
EL PADRINO
Yanashallash Trust Fault
HILARION
NORTE
SAN MARTIN
HILARION
HILARION
OESTE
HILARION
SUR
Azulcocha Trust Fault
CHAUPIJANCA
NORTE
SOLITAJANCA
A
A´
PEHILD0000060
CHAUPIJANCA
PEHILD000061
1 Km
2023 Completed drilling
Drilling In progress
Planned drilling
Limestone
Marble
Skarn
Rhyodacite
Diorite
Pebble Bx
Mineralized zones
New intercept 2023

A
A´
CHAUPIJANCA NORTE
5000
4800
4600
4400
4200
5000
4800
4600
4400
HS-16
2.9m @ 2.78% Zn + 1.64% Pb + 0.06% Cu + 45.95 g/t Ag
4.4m @ 4.85% Zn + 2.25% Pb + 0.13% Cu + 33.10 g/t Ag
10.1m @ 1.70% Zn + 0.64% Pb + 0.09% Cu + 49.44 g/t Ag
2.9m @ 2.39% Zn +0.03% Pb + 0.01% Cu + 4.38 g/t Ag
8.0m @ 2.24% Zn + 1.85% Pb + 0.08% Cu + 69.62 g/t Ag
PEHILD000060
100m
Limestone
Marble
Skarn
Rhyodacite
Diorite
Mineralization
2023 drilling

13

Exploration Report – 3Q23

In 4Q23, a total of 2,050 meters of exploratory drilling is planned with two rigs, including 1,500 meters at the Chaupijanca target and 550 meters at the El Padrino target. At the Chaupijanca South target, we plan to investigate areas with favorable structures for mineralization that on the surface appear as lenticular bodies of massive sulfides measuring 12.3 meters @11.06% Zn, 2.57% Pb, 3.05% Cu, and 437.93 g/t Ag.

Florida Canyon

There were no drilling activities at Florida Canyon in 3Q23. Drilling began on the last business day of 3Q23. The delay in starting the drilling program was due to the lack of availability of a helicopter contracted to mobilize drilling materials in early September. As a result, the entire drilling program in the project was postponed until 4Q23. In September, construction and maintenance of the motorized trail, which aims to reach the La Florida Annex also began, with a current progress of 25% opening. The completion of this activity is scheduled for November. The maintenance and opening program aim to reduce logistical costs with the transportation of inputs and drilling equipment.

N
823600
823800
824000
824200
824400
9352200
9352000
9351800
9351600
9351400
9351200
Historical drilling
2023 drilling program
Fault
Bituminous Limestone
Cherty limestone
Dolomite
0
100
200
m

In 4Q23, we plan to drill 2,770 meters with two rigs to test the southern extension of the current Florida Canyon Mineral Resources deposit.

14

Exploration Report – 3Q23

Namibia

During 3Q23, drilling activities focused on the Deblin and Ondjondjo targets of the Namibia North project. Exploratory work in Namibia is targeting high-grade copper sediment deposits along the fertile Tsumeb belt.

Otavi Project

No drilling activities were carried out at the Otavi project during 3Q23. Geophysical survey was executed in strategic areas to support drilling activities in 2024.

Namibia North Project

During 3Q23, drilling activity not only continued to focus on the extensions of the known mineralization from the Deblin trend, but we also started exploratory drilling on new targets along important copper trends in the belt. Exploratory work in Namibia is targeting high-grade copper sediment deposits along the fertile OML (Otavi Mountainlands belt). A total of 2,887 meters of exploratory drilling was carried out during 3Q23, totaling 3,765 meters in 9M23.

In 3Q23, exploration drilling in Deblin target performed 1,211 meters in three holes to test Deblin mineralization extension. NANAND000057 identified strong hydrothermal alteration envelope along with visible copper displays, which suggests mineralization is still open to the west.

Still under the Deblin Exploratory License, exploratory drilling started at the Ondjondjo target located only six kilometers from Deblin. During the period, a total of 949 meters of exploratory drilling were carried out at this target, with NANAND000062 confirming evidence of polymetallic content (Cu-Zn-Pb). The drillholes samples are pending assays results.

Additionally, as part of the project’s exploratory drilling program, a second rig is currently drilling at the Otavi Valley target, which is located near the former Kombat mine and several know copper prospects.

Note: Intervals with assays not reported here have no consistent samples > 0.5% Copper or assay results are pending. True widths of the mineralized intervals are unknown at this time. NSI refers to no significant intercept. PAR refers to pending assay results.

15

Exploration Report – 3Q23

760000
780000
N
Otavi Valley
7820000
7820000
Ondjondjo
Kombat
Deblin
Exploratory Drilling
Cu Mineralizations
Cu Trends
Claim Limits
Sand Cover
Carbonates
Carbonates/Siliclastics
Sandstones
10 Km
760000
780000

We will move forward with our drilling program in 4Q23, intensifying drilling with two rigs, to further investigate polymetallic mineralization identified at the Ondjondjo target with 2,000 meters and to test prospective structures at the Otavi Valley target.

Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil, Namibia, and Peruvian Greenfield and brownfield projects; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir.

Technical Information

Jose Antonio Lopes, MAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available at www.sedar.com under Nexa’s SEDAR profile.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and it is ramping up Aripuanã, its sixth mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Minas Gerais, Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2022 and one of the top five metallic zinc producers worldwide in 2022, according to Wood Mackenzie.

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Exploration Report – 3Q23

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements. Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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